Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2013 of Novadaq Technologies Inc. [the “Company”] of our report dated February 5, 2014 with respect to the consolidated financial statements of the Company as at and for the years ended December 31, 2013 and 2012.

We also consent to the incorporation by reference in Registration Statement on Form S-8 [No. 333-181836] and Registration Statement on Form F-10 [No. 333-191708] of our report dated February 5, 2014 with respect to the consolidated financial statements of the Company as at and for the years ended December 31, 2013 and 2012.

Toronto, Canada	/s/ Ernst & Young LLP
March 28, 2014.	Chartered Accountants
Licensed Public Accountants